SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary

For immediate release

PRUDENTIAL PLC

(“the Company”)

11 April 2008

Annual Report and Annual General Meeting

The Company announces that, pursuant to Listing Rule 9.6.1R, two copies of its 2007 Annual Report, Notice of Annual General Meeting on 15 May 2008 and Forms of Proxy for shareholders in the UK and Ireland and ADR holders in the US have been submitted to the UK Listing Authority. Copies of all the above documents will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Telephone: 020 7066 1000

The 2007 Annual Report and Notice of Annual General Meeting 2008 and Explanation of Business will be available to download from the Company’s website at http://www.prudential.co.uk/prudential-plc/investors/agminfo/2008/

At the Annual General Meeting due to be held on 15 May 2008, it is proposed that the Company adopt new Articles of Association. A summary of the proposed principal changes is set out in the explanatory notes which are appended to the Notice of Annual General Meeting 2008. A copy of the proposed new Articles of Association of the Company showing all the proposed changes to the existing Articles of Association will also be available from the Company’s website at http://www.prudential.co.uk/prudential-plc/investors/agminfo/2008/

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Bob Walker, Deputy Group Secretary

020 7548 3848